

February 22, 2012

<u>Via US Postal Service</u>
Jack Jie Qin
Chief Executive Officer
EFT Holdings, Inc.
17800 Castleton St., Suite 300
City of Industry, CA 91748

     Re: EFT Holdings, Inc.
              Item 4.02 Form 8-K
              Filed February 16, 2012
              File No. 000-53730

Dear Mr. Qin:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.02 Form 8-K Filed February 16, 2012</u>

1. We have read your disclosure that the value of goods in transit was omitted from the cost of goods sold (COGS) calculation causing COGS for the quarterly period ended June 30, 2011 to be overstated by $614,991 and COGS for the quarterly period ended September 30, 2011 to be understated by $359,534. We have the following comments:

   - Please explain to us in more detail how you calculate cost of goods sold and how the omission of goods in transit caused an overstatement of COGS in one quarter and an understatement in the next quarter. As part of your response, please clarify if this was a timing issue or an omission.

   - Your disclosure indicates that you initially investigated this matter because COGS for the quarter ended December 31, 2011 appeared unusually low. However, your explanation of the errors that you found does not indicate whether you found any errors in your COGS for the quarter ended December 31, 2011. Please clarify for us whether you also revised your COGS calculation for the quarter ended December 31, 2011. We acknowledge that you have not yet released your December 31, 2011 financial statements and therefore any revisions to the quarter ended December 31, 2011 would not be a restatement; however, we are trying to better understand the error that occurred.

- When you file your Form 10-Q for the period ended December 31, 2011, please consider the impact of this error on your assessment of the effectiveness of your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at (202) 551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief